1900 K Street, NW Washington, DC 20006 +(202) 261-3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

August 8, 2019

Raymond A. Be

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Muzinich BDC, Inc.

Registration on Form 10

File No. 000-56068

Dear Mr. Be:

We are writing in response to comments provided on July 16, 2019 with respect to the registration statement filed on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended, on June 17, 2019, on behalf of Muzinich BDC, Inc. (the “Company”), a closed-end fund that will elect to be regulated as a business development company. The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the amended Registration Statement being filed herewith.

On behalf of the Company, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Explanatory Note (Page 1)

Comment 1. Please disclose in bold font in bullet points in this section that: (1) the Company’s shares may not be sold without the written consent of the Adviser; (2) the shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop; (3) repurchases of shares by the Company, if any, are expected to be limited; and (4) an investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

Response 1. The disclosure has been revised accordingly. We note that we have added disclosure stating that the Company’s shares may not be sold without the written consent of the Company.

Item 1. Business — (c) Description of Business — General (Page 4)

Comment 2. The first paragraph of this section states that the Company intends to invest in secured debt, including first lien, second lien and unitranche debt, and unsecured debt, including mezzanine debt. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. If the Company intends to invest in covenant-lite loans, please describe such loans, the extent to which the Company may invest in them, and add appropriate risk disclosure.

Response 2. The Company will not invest in covenant-lite loans as part of its principal investment strategy; it is possible, however, that such loans may comprise a portion of the Company’s portfolio. The disclosure has been revised to describe covenant-lite loans and the associated risks.

Comment 3. Supplementally explain whether the Company will make capital commitments that may be unfunded for some period of time. If so, explain whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Company will have unfunded commitments that it will not treat as senior securities, please (a) provide a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and (b) explain why the Company believes it will be able to cover its future unfunded investment commitments.

Response 3. In the future, the Company may make capital commitments with respect to investments that it does not fund at the initial closing with respect to such investment. To the extent the Company has or makes unfunded commitments, the Company will limit the amount of such unfunded commitments and manage its liquidity so as to ensure that it has a combination of sufficient cash, liquid assets, undrawn commitments and borrowings available to meet its unfunded commitments such that it can represent that it reasonably believes it has sufficient financial resources to cover its future funding obligations.

Item 1. Business – The Adviser (Page 5)

Comment 4. Please explain supplementally how the Resource Sharing Agreement operates and why the Resource Sharing Agreement is not an advisory contract within the meaning of the 1940 Investment Company Act (the “1940 Act”). Explain a) the percentage, if any, that Muzinich owns in the Adviser; b) the services Muzinich and its employees will provide on the Adviser’s behalf; c) the extent to which the Adviser will depend on Muzinich’s personnel for investment opportunities; d) whether Muzinich personnel who will provide investment advice with respect to the BDC will be also supervised persons of the Adviser; and e) whether any advisory fees will be paid to Muzinich.

Response 4. The Adviser will serve as the sole investment adviser to the Company. Muzinich & Co., Inc. (“Muzinich”) has not and will not enter into an investment advisory agreement with the Company. Rather, Muzinich and the Adviser will enter into a Resource Sharing Agreement pursuant to which Muzinich will provide the Adviser with investment professionals and access to its resources. Pursuant to the Resource Sharing Agreement, Muzinich will be providing resources and services to the Adviser only and will not be providing services of any kind to the Company and will not receive any compensation from the Company. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act. In addition, we note the following:

a)	The Adviser is currently wholly owned by Muzinich, and Muzinich expects, at all times, to retain control of the Adviser.

b)

As noted above, pursuant to the Resource Sharing Agreement, Muzinich will provide the Adviser with certain experienced investment professionals and access to the resources of Muzinich so as to enable the Adviser to fulfill its obligations under the Investment Management Agreement.

c)	The Adviser will depend on Muzinich to provide the employees that will pursue the investment strategy of the BDC.

d)	Any employee of Muzinich who provides investment advice with respect to the BDC will be a supervised person of the Adviser.

e)	Muzinich will not receive any advisory fees from the Company.

Comment 5. In an appropriate location in the registration statement, discuss the potential conflicts and risks to the Company arising from the Company’s dependence on the Resource Sharing Agreement.

Response 5. The Company respectfully acknowledges your comment. We have revised the disclosure to note the existence of conflicts and risks relating the Resource Sharing Agreement.

Item 1. Business — Compensation of Adviser (Page 6)

Comment 6. On page 7, under “Incentive Fee,” clarify the disclosure that states the Incentive Fee “will accrue throughout the Company’s life” (i.e. how will this accrual work in practice)?

Response 6. The disclosure has been revised accordingly.

Comment 7. Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees. Also, please include a graphic to illustrate the application of the income portion of the incentive fee.

Response 7. The disclosure has been revised accordingly.

Comment 8. In the fourth paragraph on page 8, the disclosure states, “The Adviser will not assume any responsibility to us other than to render the services described in, and on the terms of, the Investment Management Agreement, and will not be responsible for any action of our Board in declining to follow the advice or recommendations of the Adviser.” See also similar disclosure in the first paragraph on page 36. Delete this sentence, or alternatively, clarify that the Adviser owes a fiduciary duty to the Company consistent with the U.S. securities laws.

Response 8. The Company respectfully acknowledges your comment. These two sentences have been deleted from the disclosure.

Item 1. Business – Administration Agreement (page 8)

Comment 9. Disclose the fee structure under the Administration Agreement.

Response 9. The Company respectfully acknowledges your comment. The estimated expenses that a shareholder should expect to pay under the Administration

Agreement is not required disclosure pursuant to Form 10, which does not require the Company to include a fee table or otherwise provide such information. As such, we respectfully decline to include additional disclosure.

Item 1. Business – Capital Resources and Borrowings (Page 12)

Comment 10. In the second paragraph, the disclosure states, “Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the asset coverage requirement.” Specify the meaning of “practices and investments that may involve leverage but are not considered borrowings.”

Response 10. The disclosure has been revised accordingly.

Item 1. Business – (c) Description of Business – Reporting Obligations (Page 20)

Comment 11. In the first paragraph, delete the word “periodic.” Reporting companies must file all reports (periodic reports on Form 10-K and 10-Q, as well as current reports on Form 8-K) required to be filed pursuant to the Exchange Act.

Response 11. The disclosure has been revised accordingly.

Item 1A. Risk Factors (Page 29)

Comment 12. On page 35, in the risk factor that starts “Non U.S. stockholders may invest in us indirectly . . .” explain more clearly the risks with having a foreign controlling stockholder. The disclosure currently only addresses the risk of a controlling shareholder.

Response 12. The Company respectfully acknowledges your comment. The risk factor has been revised to remove the distinction between domestic and foreign controlling stockholders.

Comment 13. On page 37, the disclosure notes the following risk, “We may form one or more CLOs, which may subject us to structured financing risk.” If forming CLOs and retaining interests in them will be a principal strategy of the Company, discuss this in the principal strategies section.

Response 13. The Company does not currently expect that forming CLOs will be a principal strategy of the Company and therefore has not added disclosure to the principal strategies section of the Form 10.

Item 6. Executive Compensation – Compensation of Independent Directors (Page 56)

Comment 14. Given the lack of historical information regarding director compensation, indicate what the expected compensation for directors will be.

Response 14. The disclosure has been revised accordingly.

Item 15. Financial Statements and Exhibits (Page 68)

Comment 15. Please file the finalized exhibits once they are available.

Response 15. The Company respectfully acknowledges your comment and will file the finalized exhibits once they are available.

General Comments

Comment 16. We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response 16. The Company respectfully acknowledges your comment.

Comment 17. Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response 17. The Company respectfully acknowledges your comment.

Comment 18. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response 18. The Company intends to apply for an exemptive order permitting the Company to engage in certain negotiated co-investment transactions with Muzinich-advised private funds.

Comment 19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 19. The Company respectfully acknowledges your comment.

Accounting Comments

Comment 20. Please include a graphic to illustrate the application of the income portion of the incentive fee.

Response 20. The disclosure has been revised accordingly.

Comment 21. Please explain to us how the fund intends to account for any organization and offering costs incurred by the company, including references to any applicable accounting guidance under GAAP.

Response 21. In accordance with ASC 720-15-25-1, organizational costs to establish the Company will be charged to expense as incurred. Offering costs will be accounted for as a charge to paid-in capital upon the sale of shares in accordance with ASC 946-20-25-5.

Comment 22. Please tailor any principal risk to describe how expected discontinuance of LIBOR could affect fund’s investments, including (i) if the fund invests in institutions that pay interest on floating rates based on LIBOR that do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response 22. The Company respectfully acknowledges your comment; however, the Company has not commenced operations and we believe that the requested disclosure revisions are not necessary at this time, given that the Company holds no investments. However, we have added risk disclosure with respect to LIBOR that we believe addresses the potential concerns associated with the discontinuance of LIBOR.

Should you have any questions regarding this letter, please contact me at (202) 261-3386.

Sincerely,

/s/ William J. Bielefeld
William J Bielefeld